SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of April 2003
                         Commission File Number 1-14520

                           BANCO TOTTA & ACORES, S.A.
                 (Translation of registrant's name into English)

                                  Rua Aurea, 88
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

            Form 20-F |X|       Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

            Yes |_|             No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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Annex 1. Release dated April 23, 2003. Banco Totta & Acores, S.A. (the "Bank")
reported consolidated net income of EUR 60.3 million in the first quarter of 2003.

                      Presentation of Financial Information

The consolidated comparative financial information presented in the April 23, 2003 press release is derived from the unaudited consolidated financial statements of the Bank and its consolidated subsidiaries for the interim periods ended March 31, 2003 and 2002. The results contained in the attached release are not necessarily indicative of results for any other period or for the full year applicable thereto The data presented has been prepared in accordance with generally accepted principles of Portugal ("Portuguese GAAP"). Portuguese GAAP does vary in certain significant respects from the accounting principles generally accepted in the United States of America and for a discussion of these differences see Note 26 of the Notes to the Bank's consolidated financial statements for the fiscal year ended December 31, 2001, included in the Bank's Annual Report on Form 20-F for 2001.


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCO TOTTA & ACORES, S.A.

                                        By: /s/ Maria do Rosario Bettencourt
                                            --------------------------------
                                                Mario do Rosario Bettencourt
                                                Vice President

Date:  April 24, 2003


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                                                                         ANNEX 1


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GROUP
TOTTA

                                                                April, 23rd 2003

For further information please contact:
Lisbon
Luis Bento dos Santos   351 21 321 15 27
Joao Veiga Anjos  351 21 318 04 48

                     GROUP TOTTA OF PORTUGAL NET INCOME WAS

                  EUR 60.3 MILLION IN THE FIRST QUARTER OF 2003

    Group Totta recorded net income of Eur 60.3 million in the first quarter of 2003, virtually unchanged on the Eur 60 million obtained in the same period last year. ROE was 19.2% for the same period. Business volume increased 5.2% to Eur 45.0 billion while the efficiency ratio stood at 44%.

o Net income amounted to Eur 60.3 million at the end of March 2003. Excluding the impact of the Euronext transaction in 2002, net income would have increased 20.5%. ROE stood at 19.2%

o     EPS of Eur 2.28 were similar to first quarter 2002 levels.

o Net interest revenue reached Eur 149.9 million in March 2003 and net operating revenue came to Eur 232.4 million, a decrease of 5.7% compared to the same period of 2002.

o Net fees and commissions rose 25.4% to Eur 56 million, from March 2002 to March 2003, mainly due to a 26.3% increase from mutual funds.

o Operating costs declined 4.3% to Eur 102.3 million in March 2003. Efficiency ratio was stable at 44%.

o Operating income reached Eur 116.4 million at the end of the first quarter 2003, against Eur 126.9 million in March 2002.

o Business volume increased 5.2% to Eur 44,971 million: customer funds rose 5.4% to Eur 22,759 million, while customer loans were up 8.1% at Eur 20,701 million.


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o     The NPL ratio (+ 90 days past due) improved from 2.0% to 1.8%, from March
      2002 to March 2003, while provision coverage (+ 90 days past due) reached 139.4% (146.6%), in line with the usual prudential ratios of the Group.

Lisbon, April, 23rd 2003 - Totta Group in Portugal, today announced its results for the first quarter 2003

Totta Group in Portugal comprises the activities of Banco Santander Portugal, Banco Santander Negocios, Banco Totta & Acores and Credito Predial Portugues.

According to Antonio Horta Osorio, the Chairman of Totta Group, "Despite the unfavourable economic environment during the first quarter of this year, with contraction in some markets and a reduction of unitary margins, Grupo Totta continued to increase its activity, maintaining excellent levels of profitability and prudent credit risk coverage. Additionally, the maintenance of high levels of efficiency and solvency allows the Group to continue to grow, offering innovative products with ever more attractive conditions to our clients."

RESULTS

Net income of Group Totta reached Eur 60.3 million in the first quarter of 2003, in line with the Eur 60 million obtained in the same quarter of 2002, while pre-tax income declined to Eur 80.6 million from Eur 85.7 million. Excluding the impact of gains from the Euronext transaction in 2002, net income would have increased 20.5%. ROE was 19.2%.

Reflecting the increase in business volume (customer funds rose 5.4% and customer loans increased 8.1%), net operating revenue amounted to Eur 232.4 million at the end of March 2003.

Following the 2002 strategy of focussing on lower risk segments, net interest revenue was Eur 149.9 million at the end of the first quarter 2003 compared to Eur 169.2 million in March 2002. As a result of expanded mutual funds business (+26.3%), commissions rose 25.4% to Eur 56 million. Net commissions and other income increased 18.5%, over the same period last year.

Operating costs decreased again (-4.3%), compared to March 2002, despite an increase in the number of branches, with a notable 9.5% decline in "other administrative expenses".


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The reduction in operating costs, together with the performance of operating revenue, resulted in a stable cost-to-income ratio of 44% in March 2003, anticipating the Group's target of an efficiency ratio of 45% until the end of 2003.

BALANCE SHEET AND ACTIVITY

During the first quarter of 2003 the strategy adopted for the three networks focused on the growth of saving products, which enhanced the image of Group banks as suppliers of new and attractive savings products, while conserving the positioning of the different networks. While following this strategy, some cross-sell campaigns and a major campaign to raise funds - Caderneta Aforro Premio - were launched, with a high value for our clients.

Net assets amounted to Eur 27.2 billion at the end of the first quarter 2003, an increase of 6.7% compared to the same period of 2002. Business volume increased 5.2% to Eur 45 billion, over the same period. Loans to customers rose 8.1% to Eur 20.7 billion.

Assets and credit growth continued to be supported by a solid capital base, with an estimated solvency ratio, for the end of the first quarter, of around 11.5%.

The expansion of the credit portfolio was mainly based on the mortgage lending segment, the core business of Credito Predial and a fundamental product for Totta and Santander. The campaigns carried out during this quarter significantly contributed to this performance. The positive response achieved by previous campaigns (Super Oferta Lar, Credito Oferta Carro and Factor 22), together with a strong sales campaign, made it possible to adjust existing products to the new market realities, by enlarging the terms of the contracts and changing the spreads.

Reflecting the Group's strong asset quality and risk control standards, overdue loans (+90 days) declined to 1.8% of the total loan portfolio at the end of March 2003 from 2.0% in March 2002). Provision cover (+90 days) was 139.4% in the same period (146.6 % in March 2002).

Customer Funds increased 5.4% to Eur 22,759 million, a positive result that was helped by the monthly launch of structured and capitalization insurance products, and others offering a mixed return (i.e., interest rate and the delivery of a premium on the date of setting up the product). Particularly significant were the Deposito a Prazo Caderneta Aforro Premio Faqueiro and the Deposito a Prazo Caderneta Aforro Premio DVD, which offer incentives such as the issue of cards to entitling holders to rebates in prestige shopping locations, and an annual sweepstake with very attractive prizes.

Among structured and insurance products, it is worth highlighting the monthly availability of new capitalization insurance products, cash bonds and mixed products,

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launched at the three commercial networks. These included the Obrigacoes de
Caixa Cabaz Diversificacao, Obrigacoes de Caixa Rendimento Imobiliario, Obrigacoes de Caixa Euro-Yen Investimento, DP Poupanca Fiscal Imobiliario (due in 8 years and 1 day, with important tax benefits) and Rendimento Crescente 1(a), 2(a) e 3(a) Serie dated 2003. In the mutual funds segment, the minimum subscription of the Fundo Multiobrigacoes was changed, a new money market fund was created - the Fundo Multi Curto Prazo, and two new tranches of the Fundo Novimovest were offered.

INVESTMENT BANKING

In the first quarter of 2003, Banco Santander de Negocios Portugal recorded a net income of EUR 8.7 million, down 25.4% on the same period in 2002. This is mainly due to a large non-recurrent operation (a sale of shares of Euronext Lisboa) in February 2002. Excluding this, net income would have been 18.4% higher than in the first quarter of 2002. The efficiency ratio improved 2.3 percentage points to 18.5% in the first quarter of 2003 vs. 20.8% in the first quarter of 2002, due to the positive behaviour of the business and compliance with strict policies of budget and cost control.

During the first quarter of 2003, and in the area of Corporate Finance, there was a Public Offer of Shares of Modelo Continente, SGPS, S.A. and the arrangement of a Public Offer of Shares of Banco Totta & Acores, S.A. In the area of Structured Finance, the conclusion of the operations "Portuguese Structured Lease" and "US Cross Border Lease" implemented for Metro do Porto, S.A. should be highlighted. Also in the quarter, the Corporate Finance operations portfolio was reinforced with several consulting projects in the field of M&A and structured financing, and which will be concluded in the next few months.

Trading activity focused mainly on directional positions of interest rate and foreign exchange, on interest rate arbitrage positions (intra Europe) and shares (intra sectors), always within strict risk limits. The Sales area focused on the distribution of public debt and eurobonds in the primary and secondary markets, with special emphasis on issues of bonds originated by the SCH Group and in the primary and secondary eurobond Brazilian markets.

During the first quarter of 2003, the Group continued to focus on the regular and innovative offer of structured products for retail and private banking clients, mainly based on cash bonds and term deposits. It placed more than Eur 125 million, thus enabling it to slightly increase its market share. The return on the products was essentially indexed to the real estate, foreign exchange and stock markets, always based on a substantiated outlook of their likely performance. The offer of medium to long-term time deposits was launched, profiting from a tax advantage on personal income tax. In this regard, the term deposit product Poupanca Fiscal Imobiliario was made available in the three networks of Totta Group. This product is indexed to the real estate investment fund Haus-Invest.


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In Institutional Custody, the amount of assets under custody and the number of transactions settled were equal to the levels reported at the end of the previous year with continued high quality levels as recognized by such institutions as the Royal Trust Corporation of Canada.

The Portuguese stock market showed no improvement during the first quarter of 2003, with the leading stock exchange index falling once again (8.9% during the quarter) and reflecting the uncertainty regarding the economic-financial and geo-political situations. Volume was Eur 4.35 billion during the period, down 31.6% compared to the first quarter of 2002 and 6.2% to the last quarter of 2002. Amid these difficult conditions, BSN Dealer continued to register positive performance in relative terms, with a market share of 12% at the end of March (compared to about 14% at the same time last year) and ranks fourth in terms of turnover.

ASSET MANAGEMENT AND INSURANCE

At Group level, the volume of Mutual Funds distributed rose Eur 825 million or 26.3% at the end of March 2003 compared to the same period last year, with a total portfolio under management of approximately EUR 4 billion and, according to APFIN, a market share of 18.3% compared to 17.4% in the end of 2002 in the segment of mutual funds. At the end of the quarter under analysis, the performance of the Fundo Multiobrigacoes and the Fundo Reforma Segura FPR/E, ranked respectively first and second in their categories in the last 12 months.

During the first quarter of 2003, Totta Seguros sold life insurance with gross premiums totalling EUR 163.4 million through the three networks of the Group, Totta, CPP and BSP, 45% higher than the same period in the previous year. At the end of the quarter, premiums amounted to EUR 1,186 million, an increase of 101% over the first quarter of 2002. Here, we should mention the placement of new series of insurance linked to investment funds. According to latest data published by APS, for February, Totta Seguros continued to rank fourth among life insurance companies, with a production market share of about 15.4%.

INSTITUTIONAL BACKGROUND

Santander Central Hispano (SAN.MC, STD.N) is the largest financial group in Spain and Latin America, and the second largest bank in the Euro Zone by market capitalization. Founded in 1857, it has forged important business initiatives in Europe, including an old alliance with the Royal Bank of Scotland, ownership of the third largest banking group in Portugal and the leading independent consumer finance franchise in Germany. It has a pre-eminent position in Latin America, with US$71.8 billion in assets and 23 million customers served by 4,183 offices in 11 countries, with a particular focus on the major markets of Brazil, Mexico and Chile. The Group recorded US$1.3 billion in net attributable income from Latin America during the year 2002.


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                             GROUP TOTTA IN PORTUGAL

--------------------------------------------------------------------------------
                                             Mar '03     Mar '02      %Change
        Million Euros

Loans & Advances to Customers                 20,701      19,144       +8.1%
Customer Funds                                22,759      21,592       +5.4%
Mutual Funds (distributed)                     3,968       3,143      +26.3%

Net Interest Income                            149.9       169.2      -11.4%
Net Commissions and Other Income                68.0        57.4      +18.5%
Operating Revenue                              232.4       246.5       -5.7%
Total Operating Income                         116.4       126.9       -8.3%
Income Before Taxes                             80.6        85.7       -5.9%
Net income                                      60.3        60.0       +0.4%

ROE                                             19.2%       23.4%      -4.2 p.p.
Earnings per Share                              2.28        2.29       -0.4%
Efficiency Ratio                                44.0%       43.4%      +0.6 p.p
Past Due Loans (+90th days) / Total Loans        1.8%        2.0%      -0.2 p.p.
Coverage Ratio +90th days                      139.4%      146.6%      -7.2 p.p.

Employees in Portugal                          6,579       7,038        -459
Branches in Portugal                             605         593         +12
--------------------------------------------------------------------------------


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      BANCO TOTTA & ACORES - Consolidated Balance Sheet as of 31 March 2003

--------------------------------------------------------------------------------
        ASSETS                                      Mar '03   Mar '02    %Change
     Million Euros

Cash & Inter Bank Accounts                            2,860     2,777     +3.0%
Loans & Advances to Customers                        20,701    19,144     +8.1%
Investment Portfolio/Participation                    1,890     1,958     -3.5%
Fixed Assets and Other Assets                         1,731     1,592     +8.7%
TOTAL ASSETS                                         27,182    25,470     +6.7%
--------------------------------------------------------------------------------

      BANCO TOTTA & ACORES - Consolidated Balance Sheet as of 31 March 2003

--------------------------------------------------------------------------------
    LIABILITIES AND EQUITY                          Mar '03   Mar '02   %Change
        Million Euros

Interbank Deposits                                    5,787     3,840    +50.7%
Customer Deposits                                    13,489    15,371    -12.2%
Securities issued                                     4,116     2,489    +65.4%
Accrual & Deferrals and Other Liabilities             1,420     1,501     -5.4%
Subordinated Debt                                       723       799     -9.5%
Shareholders Equity + Minority Interest               1,647     1,469    +12.1%
TOTAL LIABILITIES AND EQUITY                         27,182    25,470     +6.7%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        Million Euros                                Mar '03   Mar '02   %Change

Mutual Funds (distributed)                            3,968     3,143    +26.3%
--------------------------------------------------------------------------------

    BANCO TOTTA & ACORES - Consolidated Income Statement as of 31 March 2003

--------------------------------------------------------------------------------
                                                     Mar '03   Mar '02  %Change
        Million Euros

Net Interest Income (excl. Securities Income)          142.8     162.5    -12.1%
Net Interest Income                                    149.9     169.2    -11.4%
Earnings from Financial Operations                      14.6      19.9    -26.7%
Net Fees, Commissions & Other Net Income                68.0      57.4    +18.5%
Total operating Revenue                                232.4     246.5     -5.7%
  Administrative Expenses                             (102.3)   (107.0)    -4.3%
    Personnel Expenses                                 (66.3)    (67.2)    -1.3%
    Other Administrative Expenses                      (36.0)    (39.8)    -9.5%
  Depreciation                                         (13.7)    (12.6)    +8.9%
Operating Cashflow                                     116.4     126.9     -8.3%
  Net Provisions + Extraordinary + Other Profits       (35.8)    (41.2)   -13.1%
Income Before taxes and Minorities                      80.6      85.7     -5.9%
  Income Tax                                           (12.3)    (16.7)   -26.3%
  Minority Interests                                    (8.0)     (9.0)   -10.4%
Net Income                                              60.3      60.0     +0.4%
  Earnings per Share                                    2.28      2.29     -0.4%
--------------------------------------------------------------------------------


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